SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Cloud-Based SURVEIL-X Secures 2023 RegTech Insight USA Award for “Best e-Comms Surveillance Solution”, dated December 4, 2023.
99.2	NICE and MoneyGram Named Winners for Customer Experience Category In Ventana Research’s 16th Annual Digital Leadership Awards, dated December 5, 2023.
99.3	NICE Named the Outright Leader in the 2023 SPARK Matrix™ With Leading CX AI for Customer Journey Analytics (CJA) Report, dated December 6, 2023.
99.4	NICE Actimize Wins PAN Finance Award for Most Innovative Fraud Detection Technology, EMEA 2023, dated December 7, 2023.
99.5	NICE Actimize Recognized as Category Leader in the Chartis KYC Data and Solutions 2023 Market Update and Vendor Landscape Report, dated December 11, 2023.
99.6	Europcar Transforms Global Customer Experience with NICE CXone, dated December 12, 2023.
99.7	NICE CXone Named Outright CCaaS Leader In ISG Provider Lens 2023 Report, dated December 13, 2023.
99.8	NICE Named a Leader in Customer Engagement Platforms by Top Analyst Firm Highlighting CXone’s Digital and AI Leadership, dated December 14, 2023.
99.9	NICE Advances AI-Driven Customer Experience with 2023 CXone Fall Release, dated December 20, 2023.
99.10	NICE Announces The Close of The LiveVox Acquisition, Creating a Conversational AI Powerhouse, dated December 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name: /s/ Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

Dated: January 8, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Cloud-Based SURVEIL-X Secures 2023 RegTech Insight USA Award for “Best e-Comms Surveillance Solution”, dated December 4, 2023.
99.2	NICE and MoneyGram Named Winners for Customer Experience Category In Ventana Research’s 16th Annual Digital Leadership Awards, dated December 5, 2023.
99.3	NICE Named the Outright Leader in the 2023 SPARK Matrix™ With Leading CX AI for Customer Journey Analytics (CJA) Report, dated December 6, 2023.
99.4	NICE Actimize Wins PAN Finance Award for Most Innovative Fraud Detection Technology, EMEA 2023, dated December 7, 2023.
99.5	NICE Actimize Recognized as Category Leader in the Chartis KYC Data and Solutions 2023 Market Update and Vendor Landscape Report, dated December 11, 2023.
99.6	Europcar Transforms Global Customer Experience with NICE CXone, dated December 12, 2023.
99.7	NICE CXone Named Outright CCaaS Leader In ISG Provider Lens 2023 Report, dated December 13, 2023.
99.8	NICE Named a Leader in Customer Engagement Platforms by Top Analyst Firm Highlighting CXone’s Digital and AI Leadership, dated December 14, 2023.
99.9	NICE Advances AI-Driven Customer Experience with 2023 CXone Fall Release, dated December 20, 2023.
99.10	NICE Announces The Close of The LiveVox Acquisition, Creating a Conversational AI Powerhouse, dated December 26, 2023.